Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
MOCON, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-1745004, 333-134413, 333-90116, and 333-58789) on Form S-8 of MOCON, Inc. and subsidiaries (MOCON) of our reports dated March 28, 2014, with respect to the consolidated balance sheets of MOCON as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of MOCON.

Our report dated March 28, 2014, on the effectiveness of internal control over financial reporting as of December 31, 2013, expresses our opinion that MOCON did not maintain effective internal control over financial reporting as of December 31, 2013, because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the material weakness related to the fact that MOCON did not design process level management review controls that operated at a sufficient level of precision and did not maintain appropriate controls over reviewing development and change management processes for the general information technology control environment, relating to the recognition and measurement of sales, inventories and income taxes.

/s/ KPMG LLP

Minneapolis, Minnesota
March 28, 2014